EXHIBIT 1

INVESTOR CONTACT:
Steven M. Goldschein
Chief Financial Officer
516/608-7000

MEDIA CONTACT:
Starkman & Associates
Dao Tran
212/252-8545 (x. 17)
dtran@starkmanpr.com

SYSTEMAX REPORTS THIRD QUARTER RESULTS
NET INCOME OF $0.01 PER SHARE VS. NET LOSS OF $0.42 A YEAR AGO

PORT WASHINGTON, NY, Nov. 7, 2001 – Systemax Inc. (NYSE:SYX), a leading manufacturer and distributor of private label and name-brand PC hardware, related computer products, and industrial products to businesses in North America and Europe, today announced results for its third quarter ended September 30, 2001.

Net sales for the third quarter were $370.6 million, compared to $409.8 million, a 9.6% decrease from the year-ago quarter. The Company earned $257,000 or $.01 per diluted share, compared to a net loss in last year’s third quarter of $14.2 million, or $.42 per diluted share.

For the nine months ended September 30, 2001, net sales were $1.14 billion compared to $1.26 billion for the same period a year ago. The Company incurred a net loss for the nine months of $2.0 million, or $.06 per diluted share, compared to a net loss of $31.3 million, or $.91 per diluted share, during the same period last year.

Richard Leeds, Chairman and Chief Executive Officer, said that continuing difficult business conditions in the United States, heightened by the uncertainties associated with the September 11th incidents, and the extremely competitive environment in the PC market were the main reasons for the decreased sales levels for the third quarter and nine months. “We continue to take appropriate steps to bring our costs in line with the lower level of business activity.”

Mr. Leeds said that Systemax is competing effectively on price in its PC offerings and continues to offer superior service to its customers. The glut of components in the market place enables the Company to offer fully configured PCs at very attractive prices in all markets served. “Our customer support center continues to offer one of the fastest response times, often within seconds of receiving a call,” he commented.

“Sales in Europe increased 2%, maintaining year-ago profit levels,” commented Mr. Leeds. “There are increasing signs of general economic slowdown throughout Europe, and we are monitoring the situation closely.”

Steven Goldschein, Senior Vice President and Chief Financial Officer, said that during the quarter the Company continued to successfully reduce its short-term borrowings. Short-term debt has now been reduced from $48.9 million at the end of last year to $12.9 million at the end of the third quarter. “We are focused on continuing to reduce inventory levels and increase turns. This is crucial under the current economic environment and in the highly competitive marketplace,” Mr. Goldschein commented.

Systemax (www.systemax.com) has developed an integrated system of branded e-commerce web sites, direct mail catalogs, and relationship marketing to sell private label and name-brand PC hardware, related computer products, and industrial products, businesses in North America and Europe. Systemax is a Fortune 1000 and Inter@active Internet 500 company.

[Financial Table Follows]

SYSTEMAX INC.
Consolidated Statements of Operations
(In thousands, except per share and share amounts)

                                                   Three Months Ended                   Nine Months Ended
                                                      September 30,                       September 30,
                                             --------------------------------  ------------------------------------
                                                   2001              2000               2001               2000
                                             --------------   ---------------  -----------------  -----------------
Net Sales                                         $370,636          $409,795         $1,140,040         $1,264,637
Cost of Sales                                      301,377           362,018            943,508          1,104,343
                                             --------------   ---------------  -----------------  -----------------
Gross Profit                                        69,259            47,777            196,532            160,294
Selling, General & Admin Expenses                   68,582            68,763            197,883            204,933
                                             --------------   ---------------  -----------------  -----------------
Income (Loss) From Operations                          677           (20,986)            (1,351)           (44,639)
Interest And Other Expense, net                        208               582              1,482              2,813
                                             --------------   ---------------  -----------------  -----------------
Income (Loss) Before Income Taxes                      469           (21,568)            (2,833)           (47,452)
Provision (Benefit) For Income Taxes                   212            (7,332)              (870)           (16,133)
                                             --------------   ---------------  -----------------  -----------------
Net Income (Loss)                                     $257          ($14,236)           ($1,963)          ($31,319)
                                             ==============   ===============  =================  =================
Net Income (Loss) Per Common Share:
Basic And Diluted                                    $0.01            ($0.42)            ($0.06)            ($0.91)
                                             ==============   ===============  =================  =================

Weighted Average Common And Common
Equivalent Shares:
Basic and Diluted                               34,104,290        34,104,290         34,104,290         34,429,712
                                             ==============   ===============  =================  =================

Forward-Looking Statements

This press release contains forward-looking statements about the Company’s performance. These statements are based on management’s estimates, assumptions and projections and are not guarantees of future performance. The Company assumes no obligation to update these statements. Actual results may differ materially from results expressed or implied in these statements as the result of risks, uncertainties and other factors including, but not limited to: (a) unanticipated variations in sales volume, (b) economic conditions and exchange rates, (c) actions by competitors, (d) the continuation of key vendor relationships, (e) the ability to maintain satisfactory loan agreements with lenders, (f) risks associated with the delivery of merchandise to customers utilizing common carriers, (g) the operation of the Company’s management information systems, and (h) unanticipated legal and administrative proceedings. Please refer to the Forward Looking Statements section contained in Item 7 of the Company’s Form 10-K for a more detailed explanation of the inherent limitations in such forward-looking statements.

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